

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2016

Andrew Deme
Chief Executive Officer
Waters Club Holdings, Inc.
750 West Sunrise Boulevard
Fort Lauderdale, FL 33311

      Re: Waters Club Holdings, Inc. f/k/a Petrus Resources Corporation
               Form 8-K
               Filed November 1, 2016
               File No. 333-176879

Dear Mr. Deme:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Lisa M. Kohl for

               Mara L. Ransom
               Assistant Director
               Office of Consumer Products